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                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C. 20549

                               ------------------------

                                    SCHEDULE 13E-3

                           RULE 13E-3 TRANSACTION STATEMENT
          (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)


                         CINERGI PICTURES ENTERTAINMENT INC.
                                 (Name of the Issuer)

                         CINERGI PICTURES ENTERTAINMENT INC.
                                CPEI ACQUISITION, INC.
                                   ANDREW G. VAJNA
                          (Name of Persons Filing Statement)

      Cinergi Pictures Entertainment Inc.             172470106
    Common Stock, $.01 par value per share     (CUSIP Number of Class of
       (Title of Class of Securities)                 Securities)

                                  Warren Braverman,
                               Chief Operating Officer
                          Cinergi Pictures Entertainment Inc.
                                    2308 Broadway
                            Santa Monica, California 90404
                                    (310)-315-6000
         (Name, Address and Telephone Number of Person Authorized to Receive
          Notices and Communications on Behalf of Persons Filing Statement)

                                   With a copy to:

  Ronald L. Blanc, Esq.        John Schuster, Esq.         John R. McHale, Esq.
 Blanc Williams Johnston         Cahill, Gordon              Gipson Hoffman &
      & Kronstadt                  & Reindel                  Pancione, P.C.
   1900 Avenue of the            80 Pine Street            1901 Avenue of the
   Stars, Suite 1700         New York, New York 10005      Stars, Suite 1100
Los Angeles, California          (212) 701-3000          Los Angeles, California
         90067                                                    90067
    (310) 788-8213                                           (310) 556-4660

        This statement is filed in connection with (check the appropriate box):

    a. /X/ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange of 1934.

    b. / / The filing of a registration statement under the Securities Act of 1933.

    c.   / /  A tender offer.

    d.   / /  None of the above.

    Check the following box if the solicitation materials or information statement referred to in checking box (a) are preliminary copies: /X/

(CONTINUATION OF COVER PAGE OF SCHEDULE 13E-3)


                              Calculation of Filing Fee
--------------------------------------------------------------------------------
         Transaction Valuation         Amount of Filing Fee
              $17,394,320*                  $3,478.87
--------------------------------------------------------------------------------

     * Such amount represents an estimate of the proposed maximum amount of merger consideration that could be paid in the Merger ($2.70 per share in cash with respect to 6,442,341 shares). Such amounts of merger consideration are only estimates, are being used solely for purposes of calculating the filing fee, and do not necessarily represent the actual (or maximum) aggregate, or per share, cash merger consideration, as such merger consideration may be adjusted pursuant to the terms of the Agreement of Merger, to be paid to Issuer's stockholders.

         /X/ Check if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $15,258.33          Filing Party: Cinergi Pictures
                       -------------------                Entertainment Inc.
                                                         ----------------------
Form or Registration No.: SCHEDULE 14A      Date Filed: September 17, 1997
                        ------------------             ------------------------

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                           Exhibit Index appears on page 17


                                          (ii)

    This Rule 13E-3 Transaction Statement (the "Statement") relates to the solicitation of proxies by Cinergi Pictures Entertainment Inc., a Delaware Corporation (the "Issuer"), in connection with a Special Meeting of Issuer's stockholders at which they will be asked to consider the approval of, among other things, an Agreement of Merger (the "Merger Agreement") dated as of September 2, 1997, among Andrew G. Vajna ("Affiliate"), Valdina Corporation N.V., a corporation organized under the laws of the Netherlands Antilles ("Valdina"), CPEI Acquisition, Inc., a Delaware corporation controlled by Affiliate ("Buyer"), and Issuer pursuant to which Buyer will merge with and into Issuer. As a result of the Merger, Affiliate and Valdina will become the owners of all of the issued and outstanding stock of Issuer. Valdina is, as of the date of filing of this Schedule 13E-3, indirectly beneficially owned 49.9% by Affiliate and 50.1% by a trust which benefits certain persons including the son of Affiliate, however, Valdina's corporate parent is in the process of effecting a transaction which will take place prior to the Merger and which will result in the increase of Affiliate's indirect beneficial ownership of Valdina to 99.8%. Such transaction is described under "SPECIAL FACTORS RELATING TO THE MERGER -- Certain Transactions Involving the Company's Common Stock" in the preliminary Proxy Statement (the "Proxy Statement") being filed contemporaneously herewith under cover of Schedule 14A. The Merger Agreement and the Proxy Statement are Exhibits (c) and (d) hereto, respectively.

    The cross reference sheet on the next page is being furnished pursuant to Instruction F to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the items of this Statement. The information in the Schedule 14A is incorporated herein by reference.

                                CROSS REFERENCE SHEET

                 PURSUANT TO GENERAL INSTRUCTION F OF SCHEDULE 13E-3

         Item in Schedule 13E-3             Where located in Schedule 14A
         ----------------------             -----------------------------
Item 1.  Issuer and Class of Security
          Subject to the Transaction
    (a). . . . . . . . . . . . . . .   PROPOSAL NO. 1 -- Parties to the Asset
                                          Sales

    (b). . . . . . . . . . . . . . .   INTRODUCTION; CERTAIN INFORMATION
                                          REGARDING THE COMPANY -- Market
                                          Prices and Dividends on Common Stock

    (c). . . . . . . . . . . . . . .   CERTAIN INFORMATION REGARDING THE
                                          COMPANY -- Market Prices and
                                          Dividends on Company Common Stock

    (d). . . . . . . . . . . . . . .   CERTAIN INFORMATION REGARDING THE
                                          COMPANY -- Market Prices and
                                          Dividends on Company Common Stock

    (e). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Certain Transactions Involving the
                                          Company's Common Stock

    (f). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Certain Transactions Involving the
                                          Company's Common Stock

Item 2. Identity and Background

    (a). . . . . . . . . . . . . . .   PROPOSAL NO. 2 -- Parties to the Merger

    (b). . . . . . . . . . . . . . .   PROPOSAL NO. 2 -- Parties to the Merger

    (c). . . . . . . . . . . . . . .   PROPOSAL NO. 2 -- Parties to the Merger

    (d). . . . . . . . . . . . . . .   CERTAIN INFORMATION REGARDING THE
                                          COMPANY -- Directors and Officers of
                                          the Company

    (e). . . . . . . . . . . . . . .   *

    (f). . . . . . . . . . . . . . .   *

    (g). . . . . . . . . . . . . . .   CERTAIN INFORMATION REGARDING THE
                                          COMPANY -- Directors and Officers of
                                          the Company


--------------
* This item is inapplicable or the answer is in the negative.

         Item in Schedule 13E-3             Where located in Schedule 14A
         ----------------------             -----------------------------
Item 3. Past Contacts, Transaction or
          Negotiations

    (a)(1) . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Certain Transactions with Vajna
                                          and Certain Related Stockholders;
                                          CERTAIN INFORMATION REGARDING THE
                                          COMPANY -- Executive Compensation

    (a)(2) . . . . . . . . . . . . .   CERTAIN ARRANGEMENTS CONCERNING OTHER
                                          ASSETS; SPECIAL FACTORS RELATING TO
                                          THE MERGER -- Background and Reasons
                                          for the Merger

    (b). . . . . . . . . . . . . . .   PROPOSAL NO. 1 -- Parties to the Asset
                                          Sales; -- Background and Reasons for
                                          the Library Sale Agreement; --
                                          Background and Reasons for the
                                          Assignment Agreement; PROPOSAL NO. 2
                                          -- Parties to the Merger; SPECIAL
                                          FACTORS RELATING TO THE MERGER --
                                          Background and Reasons for the Merger

Item 4. Terms of Transaction

    (a). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Purpose and Structure of the
                                          Merger; THE MERGER AGREEMENT; SUMMARY

    (b). . . . . . . . . . . . . . .   THE MERGER AGREEMENT -- Conversion of
                                          Company Common Stock into Merger
                                          Consideration; SPECIAL FACTORS
                                          RELATING TO THE MERGER -- Interests
                                          of Certain Persons in the Merger;
                                          SUMMARY

Item 5. Plans or Proposals of the
          Issuer or Affiliate

    (a). . . . . . . . . . . . . . .   *

    (b). . . . . . . . . . . . . . .   *

    (c). . . . . . . . . . . . . . .   *

    (d). . . . . . . . . . . . . . .   *

    (e). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Plans for the Company Following
                                       the Merger; SUMMARY


--------------
* This item is inapplicable or the answer is in the negative.

         Item in Schedule 13E-3             Where located in Schedule 14A
         ----------------------             -----------------------------
    (f). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Plans for the Company Following
                                       the Merger; SUMMARY

    (g). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Plans for the Company Following
                                       the Merger; SUMMARY

Item 6. Source and Amount of Funds or
          Other Consideration

    (a). . . . . . . . . . . . . . .   THE MERGER AGREEMENT -- Conversion of
                                          Company Common Stock into Merger
                                          Consideration; -- Adjustments to
                                          Purchase Price; -- Financing of the
                                          Transaction

    (b). . . . . . . . . . . . . . .   THE MERGER AGREEMENT -- Termination;
                                          Fees and Expenses; SPECIAL FACTORS
                                          RELATING TO THE MERGER -- Fees and
                                          Expenses

    (c). . . . . . . . . . . . . . .   *

    (d). . . . . . . . . . . . . . .   *

Item 7. Purpose(s), Alternatives,
          Reasons and Effects

    (a). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Background and Reasons for the
                                          Merger; -- Purpose and Structure of
                                          the Merger; SUMMARY

    (b). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Background and Reasons for the
                                          Merger; -- Recommendation of the
                                          Special Committee and the Board;
                                          Fairness of the Merger; -- Purpose
                                          and Structure of the Merger; SUMMARY

    (c). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Background and Reasons for the
                                          Merger; -- Purpose and Structure of
                                          the Merger; -- Recommendation of the
                                          Special Committee and the Board;
                                          Fairness of the Merger; SUMMARY


--------------
* This item is inapplicable or the answer is in the negative.

         Item in Schedule 13E-3             Where located in Schedule 14A
         ----------------------             -----------------------------
    (d). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Background and Reasons for the
                                          Merger; -- Recommendation of the
                                          Special Committee and the Board;
                                          Fairness of the Merger; -- Purpose
                                          and Structure of the Merger; --
                                          Accounting Treatment; -- Certain
                                          Federal Income Tax Consequences; --
                                          Interests of Certain Persons in the
                                          Merger; -- Plans for the Company
                                          Following the Merger; SUMMARY

Item 8. Fairness of the Transaction.

    (a). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Recommendation of the Special
                                          Committee and the Board; Fairness of
                                          the Merger; SUMMARY

    (b). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Recommendation of the Special
                                          Committee and the Board; Fairness of
                                          the Merger; SUMMARY

    (c). . . . . . . . . . . . . . .   THE SPECIAL MEETING -- Vote Required;
                                          THE MERGER AGREEMENT -- Conditions to
                                          the Merger; SUMMARY

    (d). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Recommendation of the Special
                                          Committee and the Board; Fairness of
                                          the Merger; -- Background and Reasons
                                          for the Merger

    (e). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Recommendation of the Special
                                          Committee and the Board; Fairness of
                                          the Merger; SUMMARY

    (f). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Background and Reasons for the
                                          Merger; PROPOSAL NO. 1 -- Background
                                          and Reasons for the Library Sale
                                          Agreement; CERTAIN ARRANGEMENTS
                                          CONCERNING OTHER ASSETS


--------------
* This item is inapplicable or the answer is in the negative.

         Item in Schedule 13E-3             Where located in Schedule 14A
         ----------------------             -----------------------------
Item 9.

    (a). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Recommendation of the Special
                                          Committee and the Board; Fairness of
                                          the Merger; CERTAIN ARRANGEMENTS
                                          CONCERNING OTHER ASSETS -- Valuation
                                          Report with Respect to Development
                                          Projects; SUMMARY

    (b). . . . . . . . . . . . . . .   CERTAIN ARRANGEMENTS CONCERNING OTHER
                                          ASSETS -- Valuation Report with
                                          Respect to Development Projects

    (c). . . . . . . . . . . . . . .   CERTAIN ARRANGEMENTS CONCERNING OTHER
                                          ASSETS -- Valuation Report with
                                          Respect to Development Projects

Item 10. Interests in Securities of
           the Issuer

    (a). . . . . . . . . . . . . . .   CERTAIN INFORMATION REGARDING THE
                                          COMPANY -- Principal Stockholders of
                                          the Company

    (b). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Certain Transactions Involving the
                                          Company's Common Stock

Item 11. Contacts, Arrangements or
           Understandings With
           Respect to the Issuer's
           Securities. . . . . . . .   CERTAIN INFORMATION REGARDING
                                          THE COMPANY -- Principal Stockholders
                                          of the Company; THE MERGER AGREEMENT;
                                          SPECIAL FACTORS RELATING TO THE
                                          MERGER -- Certain Transactions
                                          Involving the Company's Common Stock;
                                          THE SPECIAL MEETING -- Vote Required

Item 12. Present Intention and
           Recommendation of Certain
           Persons With Regard to the
           Transaction

    (a). . . . . . . . . . . . . . .   THE SPECIAL MEETING -- Vote Required


--------------
* This item is inapplicable or the answer is in the negative.

         Item in Schedule 13E-3             Where located in Schedule 14A
         ----------------------             -----------------------------
    (b). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Recommendation of the Special
                                          Committee and the Board; Fairness of
                                          the Merger; SUMMARY
Item 13. Other Provisions of the
           Transaction

    (a). . . . . . . . . . . . . . .   THE SPECIAL MEETING -- Appraisal
                                          Rights; THE MERGER AGREEMENT --
                                          Appraisal Rights; RIGHTS OF DISSENTING
                                          STOCK HOLDERS

    (b). . . . . . . . . . . . . . .   *

    (c). . . . . . . . . . . . . . .   *

Item 14. Financial Information

    (a). . . . . . . . . . . . . . .   SELECTED CONSOLIDATED FINANCIAL DATA
                                          OF THE COMPANY; INDEX TO FINANCIAL
                                          STATEMENTS; CONSOLIDATED FINANCIAL
                                          STATEMENTS OF THE COMPANY; SUMMARY

    (b). . . . . . . . . . . . . . .   SELECTED CONSOLIDATED FINANCIAL DATA
                                          OF THE COMPANY; PRO FORMA CONDENSED
                                          CONSOLIDATED BALANCE SHEET (UNAUDITED)

Item 15. Reasons and Assets Employed,
           Retained or Utilized

    (a). . . . . . . . . . . . . . .   SPECIAL FACTORS RELATING TO THE MERGER
                                          -- Background and Reasons for the
                                          Merger; -- Fees and Expenses; --
                                          Plans for the Company Following the
                                          Merger; CERTAIN ARRANGEMENTS
                                          CONCERNING OTHER ASSETS; THE SPECIAL
                                          MEETING -- Proxies

    (b). . . . . . . . . . . . . . .   THE SPECIAL MEETING -- Proxies

Item 16. Additional Information. . .   The information set forth in the Proxy
                                          Statement is incorporated herein by
                                          reference
Item 17. Material to be Filed as . .   Exhibit Index:  Exhibits (b) -- (e)
           Exhibits


--------------
* This item is inapplicable or the answer is in the negative.

                                 SCHEDULE 13E-3 ITEMS


ITEM 1.  ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

    (a) The name of the Issuer is Cinergi Pictures Entertainment Inc., a Delaware corporation (the "Issuer"). The address of the Issuer's executive offices is 2308 Broadway, Santa Monica, California 90404.

    (b) The title of the class of equity securities which is the subject of the Rule 13E-3 transaction is common stock, $.01 par value per share, of Issuer ("Issuer Common Stock"). As of September 1, 1997, there were 13,446,874 shares of Issuer Common Stock outstanding. As of September 1, 1997, Issuer had 98 stockholders of record.

    (c) With respect to the principal trading market for Issuer Common Stock and certain information regarding historical trading prices thereof, reference is made to the information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION REGARDING THE COMPANY -- Market Prices and Dividends on Company Common Stock," which information is incorporated herein by this reference.

    (d) With respect to the payment of dividends, reference is made to the information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION REGARDING THE COMPANY -- Market Prices and Dividends on Company Common Stock," which information is incorporated herein by this reference.

    (e) With respect to certain underwritten public offerings of Issuer Common Stock, reference is made to the information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE MERGER -- Certain Transactions Involving the Company's Common Stock," which information is incorporated herein by this reference.

    (f) With respect to certain purchases of securities made since the commencement of the Issuer's second full fiscal year preceding the date of this Schedule, reference is made to the information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE MERGER -- Certain Transactions Involving the Company's Common Stock," which information is incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

    (a) -- (c) This statement is being filed by the Issuer, the Affiliate and the Buyer. The Affiliate (Andrew G. Vajna) is the sole director and executive officer of Buyer and the controlling stockholder of Buyer. Reference is made to the information set forth in the Proxy Statement under the caption "PROPOSAL NO. 2 -- Parties to the Merger," which information is incorporated herein by this reference.

    (d) Reference is made to the information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION REGARDING THE COMPANY -- Directors and Executive Officers of the Company," which information is incorporated herein by this reference.

    (e) Mr. Vajna, the Affiliate and sole director, executive officer, and controlling stockholder of Buyer, has not during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

    (f) Mr. Vajna, the Affiliate and sole director, executive officer, and controlling stockholder of Buyer, during the last five years, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a finding that he violated federal or state securities laws, or which resulted in a judgment, decree or final order enjoining any further violations of, or prohibiting activities subject to, federal or state securities laws.

    (g)  The Affiliate, Mr. Vajna, is a citizen of the United States.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

    (a)(1) With respect to certain transactions which have occurred since the commencement of the Issuer's second full fiscal year preceding the date of this Statement between the Affiliate and the Issuer, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Certain Transactions With Vajna and Certain Related Stockholders" and "CERTAIN INFORMATION REGARDING THE COMPANY -- Executive Compensation," which information is incorporated herein by this reference.

    (a)(2) With respect to certain contacts, negotiations or transactions entered into or occurring since the commencement of the Issuer's second full fiscal year preceding the date of this Statement between the Affiliate and the Issuer, reference is made to the information set forth in the Proxy Statement under the captions "CERTAIN ARRANGEMENTS CONCERNING OTHER ASSETS" and "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger," which information is incorporated herein by this reference.

    (b) With respect to any contacts or negotiations concerning the matters referred to in Item 3(a)(2) above, which have been entered into or which have occurred since the commencement of the Issuer's second full fiscal year preceding the date of this Statement: (i) between any affiliates of the Issuer; or (ii) between the Issuer and any of its affiliates or any person who is not affiliated with the Issuer and who would have a direct interest in such matters, reference is made to the information set forth in the Proxy Statement under the captions "PROPOSAL NO. 1 -- Parties to the Asset Sales;" "Background and Reasons for the Library Sale Agreement;" "-- Background and Reasons for the Assignment Agreement;" "PROPOSAL NO.2 -- Parties to the Merger;" and "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger," which information is incorporated herein by this reference.

ITEM 4.  TERMS OF THE TRANSACTION.

    (a) With respect to the material terms of the transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Purpose and Structure of the Merger," "THE MERGER AGREEMENT" and "SUMMARY," which information is incorporated herein by this reference.

    (b) With respect to terms of the transaction which are not identical as among security holders of the Issuer of the same class of securities, reference is made to the information set forth in the Proxy

Statement under the captions "THE MERGER AGREEMENT -- Conversion of Company Common Stock into Merger Consideration," "SPECIAL FACTORS RELATING TO THE MERGER -- Interests of Certain Persons in the Merger" and "SUMMARY," which information is incorporated herein by this reference.

ITEM 5.  PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

    (a)  None.

    (b)  None.

    (c)  None.

    (d)  None.

    (e) With respect to certain plans or proposals regarding any material change in the Issuer's corporate structure or business, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Plans for the Company Following the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (f) With respect to certain plans or proposals regarding transactions which would result in a class of Issuer's equity securities becoming eligible for termination of registration, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Plans for the Company Following the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (g) With respect to certain plans or proposals regarding the suspension of certain Issuer reporting obligations, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Plans for the Company Following the Merger" and "SUMMARY," which information is incorporated herein by this reference.

ITEM 6.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) With respect to the source and amount of funds or other consideration to be used in the transaction, reference is made to the information set forth in the Proxy Statement under the captions "THE MERGER AGREEMENT -- Conversion of Company Common Stock into Merger Consideration;" "--Adjustments to Purchase Price" and "SPECIAL FACTORS RELATING TO THE MERGER -- Financing of the Transaction," which information is incorporated herein by this reference.

    (b) With respect to expenses incurred or estimated to be incurred in connection with the Rule 13e-3 transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Fees and Expenses" and "THE MERGER AGREEMENT -- Termination; Fees and Expenses," which information is incorporated herein by this reference.

    (c)  Not applicable.

    (d)  Not applicable.

ITEM 7.  PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

    (a) With respect to the purpose for the transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger," "-- Purpose and Structure of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (b) With respect to alternative means considered by the Issuer and the Affiliate, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger;" "--Recommendation of The Special Committee and the Board; Fairness of the Merger," "--Purpose and Structure of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (c) With respect to the reasons for the structure of the transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger;" "-- Purpose and Structure of the Merger," "-- Recommendation of the Special Committee and the Board; Fairness of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (d) With respect to the transaction's effect on the Issuer, its affiliates and unaffiliated security holders, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger;" "-- Recommendation of the Special Committee and the Board; Fairness of the Merger;" "-- Purpose and Structure of the Merger;" "-- Accounting Treatment;" "-- Certain Federal Income Tax Consequences;" "-- Interests of Certain Persons in the Merger," " -- Plans for the Company Following the Merger" and "SUMMARY," which information is incorporated herein by this reference.

ITEM 8.  FAIRNESS OF THE TRANSACTION.

    (a) With respect to the fairness of the transaction to unaffiliated security holders, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Recommendation of the Special Committee and the Board; Fairness of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (b) With respect to material factors upon which the belief regarding the fairness of the transaction is based, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Recommendation of the Special Committee and the Board; Fairness of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (c) With respect to whether a majority of the vote of the unaffiliated shareholders is required to approve the transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL MEETING -- Vote Required," "THE MERGER AGREEMENT -- Conditions to the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (d) Reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Recommendation of the Special Committee and the Board; Fairness of the Merger" and "-- Background and Reasons for the Merger," which information is incorporated herein by this reference.

    (e) With respect to certain matters regarding the approval of the transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Recommendation of the Special Committee and the Board; Fairness of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

    (f) With respect to any firm offers made, reference is made to the information set forth in the Proxy Statement under the captions "PROPOSAL NO. 1 -- Background and Reasons for the Library Sale Agreement;" "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger" and "CERTAIN ARRANGEMENTS CONCERNING OTHER ASSETS," which information is incorporated herein by this reference.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

    (a) With respect to certain outside reports, opinions or appraisals materially related to the transaction, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Recommendation of the Special Committee and the Board; Fairness of the Merger," "CERTAIN ARRANGEMENTS CONCERNING OTHER ASSETS -- Valuation Report With Respect to Development Projects" and "SUMMARY," which information is incorporated herein by this reference.

    (b) With respect to any report, opinion or appraisal referred to in Item 9(a) above, reference is made to the information set forth in the Proxy Statement under the caption "CERTAIN ARRANGEMENTS CONCERNING OTHER ASSETS -- Valuation Report With Respect to the Development Projects," which information is incorporated herein by this reference.

    (c) With respect to the availability of any report, opinion or appraisal referred to in Item 9(a) or Item 9(b) above, reference is made to the information set forth in the Proxy Statement under the caption "CERTAIN ARRANGEMENTS CONCERNING OTHER ASSETS -- Valuation Report with Respect to Development Projects," which information is incorporated herein by this reference.

ITEM 10. INTEREST IN SECURITIES OF THE ISSUER.

    (a) With respect to certain information regarding the ownership of Issuer Common Stock, reference is made to the information set forth in the Proxy Statement under the caption "CERTAIN INFORMATION REGARDING THE COMPANY -- Principal Stockholders of the Company," which information is incorporated herein by this reference.

    (b) With respect to certain transactions involving Issuer Common Stock, reference is made to the information set forth in the Proxy Statement under the caption "SPECIAL FACTORS RELATING TO THE MERGER -- Certain Transactions Involving the Company's Common Stock," which information is incorporated herein by this reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

    With respect to certain contracts or arrangements regarding the Issuer's securities, reference is made to the information set forth in the Proxy Statement under the captions "CERTAIN INFORMATION REGARDING THE COMPANY -- Principal Stockholders of the Company;" "THE MERGER AGREEMENT;" "SPECIAL FACTORS RELATING TO THE MERGER -- Certain Transactions Involving the Company's Common Stock" and "THE SPECIAL MEETING -- Vote Required," which information is incorporated herein by this reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION.

    (a) With respect certain intentions regarding voting, reference is made to the information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING -- Vote Required," which information is incorporated herein by this reference.

    (b) With respect to certain recommendations, reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Recommendation of the Special Committee and the Board; Fairness of the Merger" and "SUMMARY," which information is incorporated herein by this reference.

ITEM 13. OTHER PROVISIONS OF THE TRANSACTION.

    (a) With respect to appraisal rights, reference is made to the information set forth in the Proxy Statement under the captions "THE SPECIAL MEETING -- Appraisal Rights;" "RIGHTS OF DISSENTING STOCKHOLDERS" and "THE MERGER AGREEMENT -- Appraisal Rights," which information is incorporated herein by this reference.

    (b)  Not applicable.

    (c)  Not applicable.

ITEM 14. FINANCIAL INFORMATION.

    (a) With respect to certain financial data concerning the Issuer, reference is made to the information set forth in the Proxy Statement under the captions "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY," "INDEX TO FINANCIAL STATEMENTS," "CONSOLIDATED FINANCIAL STATEMENTS OF THE COMPANY" and "SUMMARY," which information is incorporated herein by this reference.

    (b) With respect to certain pro forma information, reference is made to the information set forth in the Proxy Statement under the captions "SELECTED CONSOLIDATED FINANCIAL DATA OF THE COMPANY" and "PRO FORMA CONDENSED CONSOLIDATED BALANCE SHEET (UNAUDITED)," which information is incorporated herein by this reference.

ITEM 15. PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED.

    (a) Reference is made to the information set forth in the Proxy Statement under the captions "SPECIAL FACTORS RELATING TO THE MERGER -- Background and Reasons for the Merger;" "--Fees and Expenses;" "--Plans for the Company Following the Merger;" "THE SPECIAL MEETING -- Proxies" and "CERTAIN ARRANGEMENTS CONCERNING OTHER ASSETS," which information is incorporated herein by this reference.

    (b) Reference is made to the information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING -- Proxies," which information is incorporated herein by this reference.

ITEM 16. ADDITIONAL INFORMATION.

    The information set forth in the Proxy Statement is incorporated herein by reference.

ITEM 17. EXHIBITS.

    (a)  None.

    (b)  Valuation Report with Respect to Development Projects.

    (c) Agreement of Merger dated as of September 2, 1997, by and among Cinergi Pictures Entertainment Inc., Valdina Corporation N.V., CPEI Acquisition, Inc. and Andrew G. Vajna. Included as Appendix "C" to Exhibit (d) hereto.

    (d)  Cinergi Pictures Entertainment Inc. preliminary Proxy Statement.

    (e) Text of Section 262 of the General Corporation Law of the State of Delaware. Included as Appendix "D" to Exhibit (d) hereto.

    (f)  Not applicable.

                                      SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: September 17, 1997                       /s/ Andrew G. Vajna
                                       --------------------------------------
                                                 ANDREW G. VAJNA



                                       CINERGI PICTURES ENTERTAINMENT INC.




Date: September 17, 1997          By:    /s/ Warren Braverman
                                       --------------------------------------
                                       Name: Warren Braverman
                                       Title: Executive Vice President, Chief
                                              Operating Officer and Chief
                                              Financial Officer



                                       CPEI ACQUISITION INC.




Date: September 17, 1997          By:    /s/ Andrew G. Vajna
                                       --------------------------------------
                                       Name: Andrew G. Vajna
                                       Title: President

                                  INDEX TO EXHIBITS

Exhibit No.        Description
-----------        -----------

    (b)            Valuation Report with Respect to Development Projects.

    (c) Agreement of Merger dated as of September 2, 1997, by and among Cinergi Pictures Entertainment, Inc., Valdina Corporation N.V., CPEI Acquisition, Inc. and Andrew G. Vajna. Included as Appendix "C" to Exhibit (d) hereto.

    (d)            Cinergi Pictures Entertainment Inc. preliminary Proxy
                   Statement.

    (e) Text of Section 262 of the General Corporation Law of the State of Delaware. Included as Appendix "D" to Exhibit (d) hereto.